Exhibit 2

Elbit Systems to Report Fourth Quarter and Full Year
2025 Financial Results on March 17, 2026

The Company will host an investor conference with management to discuss 2025 financial results
The Company will host a Conference Call to discuss its financial results on March 17, 2026 at 10:00am ET

Haifa, Israel, February 17, 2026 – Elbit Systems Ltd. (NASDAQ: ESLT) (TASE: ESLT) (“Elbit Systems” or the "Company") announced today that it will publish its fourth quarter and full year 2025 financial results on Tuesday, March 17, 2026.

Results Conference Call

The Company will host a conference call on March 17, 2026, at 10:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions. To participate, please call one of the dial-in numbers below:

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: +972-3-918-0644
International Dial-in Number:  +972-3-918-0644

at 10:00am Eastern Time; 7:00am Pacific Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ website at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (U.S. and Canada) or +972-3-925-5900 (Israel and International).

Investor conference
Elbit Systems will host an investor conference in Israel, on March 17, 2026, at 10:00am Israel time (4:00am Eastern Time). The event will be streamed live in Hebrew. A recording of the event will be available shortly after the event concludes. The live webcast and recording will be available in the Investor Relations section of Elbit Systems’ website at https://www.elbitsystems.com.

Investors that wish to ask questions related to topics discussed at the investor conference are welcome to present their questions during the Q&A part of the financial results conference call.

About Elbit Systems
Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs approximately 20,000 people in dozens of countries across five continents. The Company reported $1,922 million in revenues for the three months ended September 30, 2025 and an order backlog of $25.2 billion as of such date.

For additional information, visit: https://elbitsystems.com, follow us on X or visit our official Facebook, Youtube and LinkedIn channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others, including the duration and scope of the war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.